Mail Stop 3561

							September 21, 2005


Leonard Snyder
Interim Chief Executive Officer
Harold`s Stores, Inc
5919 Maple Avenue
Dallas, TX  75235


RE:	Harold`s Stores, Inc.
	Item 4.01 Form 8-K filed September 19, 2005
	Form 10-Q for the Quarter Ended July 30, 2005 filed September
19, 2005
            File No. 1-10892


Dear Mr. Snyder:

          We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a
revision is unnecessary.   Please be as detailed as necessary in
your
explanation.   In some of our comments, we may ask you to provide
us
with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

July 30, 2005 Form 10-Q
1. Article 10(d) of Regulation S-X requires that interim financial statements filed under cover of Form 10-Q be reviewed by an independent public accountant using applicable professional standards and procedures.  In a Form 8-K you reported that your July 30,
2005
Form 10-Q was not reviewed by Ernst & Young; however you have not reported this fact in the Form 10-Q itself. If our information is incorrect, please advise us in writing immediately. Your response may be sent by facsimile to (202) 772-9204. Also, please advise us if the interim financial statements were reviewed by a registered independent accountant other than Ernst & Young.


Leonard Snyder
Harold`s Stores, Inc.
September 21, 2005
Page 2



2. If the interim financial statements were not reviewed by an independent public accountant prior to the filing of the Form 10-Q, the reports will not be considered to have been filed in a timely manner for purposes of Forms S-2 and S-3. In addition, until you have obtained a review of your interim financial statements filed under cover of Form 10-Q, registration statements under the Securities Act of 1933 and post-effective amendments to registration statements will not be declared effective. In addition, offerings should not be made pursuant to effective registration statements, including Form S-8, or pursuant to Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a)
of that Regulation, until the required review is completed.
3. You should immediately amend the Form 10-Q to prominently disclose in Note 1 to the financial statements that the financial statements were not reviewed in accordance with Article 10(d) of Regulation S-X.
Once the review of the financial statements has been completed by an independent registered accountant, file an amendment to the Form 10-Q to remove the disclosures regarding the lack of a SAS 100 review.
4. Refer to Item 4 of your Form 10-Q. If the financial statements in your Forms 10-Q were not reviewed when previously filed, you should reevaluate the disclosures in your Forms 10-Q and other periodic reports regarding the adequacy of the company`s disclosure controls and procedures and the certifications required to be filed with your
Form 10-Q regarding both disclosure controls and internal controls, in light of the lack of a review. In this regard it does not appear that you have filed the required certifications in the Form 10-Q. Please revise to do so or tell us your plans in this regard.

      We may advise the American Stock Exchange of the reporting deficiencies so that it may consider whether further inquiry is necessary to evaluate the company`s continuing eligibility for listing. If we have not received information within 10 business days from you indicating your compliance with the requirement for independent review of the interim financial statements, we will consider what further action, if any, may be necessary under the circumstances.


Item 4.01 Form 8-K filed September 19, 2005
5. Your initial filing of the Item 4.01 Form 8-K did not contain the printed name and title of the person signing the report or the date of the report. Please file an amendment to the Form 8-K including this information.




Leonard Snyder
Harold`s Stores, Inc.
September 21, 2005
Page 3



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	Your filing should include a cover letter providing the information and representations requested above. Please file the
cover letter as correspondence on our EDGAR system.   Any
questions
regarding the above should be directed to Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, to me at (202) 551-
3841

							Sincerely,


							Michael Moran
						            Branch Chief


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